Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

C.H. Robinson
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We're pleased to announce that C.H. Robinson has entered into a definitive agreement to acquire RXO, Inc. By bringing together the talented people, complementary strengths and expanded network scale of both organizations, along with C.H. Robinson's Lean operating model and AI-powered solutions, we expect to create a more efficient supply chain platform that delivers greater value for employees, customers, carriers, and shareholders.

This marks an important milestone in our transformation journey. Together, we plan to expand our capabilities, unlock new opportunities for growth, and strengthen our ability to help customers navigate an increasingly complex supply chain landscape.

The transaction is expected to close in the first half of 2027, subject to customary closing conditions and approvals. Until then, it is business as usual at Robinson and we will continue focusing on serving our customers and carriers.
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C.H. ROBINSON
C.H. Robinson
to Acquire RXO
Redefining the Future of Third-Party Logistics

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C.H. Robinson @CHRobinson• 4m g ... Today, C.H. Robinson has entered into a definitive agreement to acquire RXO,Inc.We expect to create a moreefficient supplychain platformthat delivers greater value tor employees,customers, carriers, and shareholders. Q ms.spr.ly/6011aWB7B

r©i C.H. Robinson l!(J;J!J sm,e We’re pleased to announce that C.H. Robinson has entered into a definitive agreement to acquire RXO, Inc. By bringing together the talented people, complementary strengths and expanded network scale of both organizations, along with C.H. Robinson’s Lean operating model and Al-powered solutions, we expect to create a more efficient supply chain platform that delivers greater value for employees, customers, carriers, and shareholders. This marks an important milestone in our transformationjourney. Together, we plan to expand our capabilities, unlock new opportunities for growth, and strengthen our ability to help customers navigate an increasingly complex supply chain landscape. The transaction is expected to close in the first half of 2027, subject to customary closing conditions and approvals. Until then, it is business as usual at Robinson and we will continue focusing on serving our customers and carriers. CJ http://ms.spr.ly/6183aWB7D Seeless [GRAPHIC APPEARS HERE] [GRAPHIC APPEARS HERE] r/:J Like CJ Comment

David Bozemanm,•ltd...- f—‘residan andChief ExK,J.tiv<:o=icer •• ,,,.,,(!) + FollowToday isan important day forour teamat C.H.Robinson.We announced we have agrc:Ed to acquire RXO, Inc, V\lhen I joined the companyjustever threeyearsago, we set out ona transformation journey to make C.H. Robinson a moreagile, and more competitive company.Thanks to thehard workof our employeesaround the world, we·ve made significant progress.operating more efficiently, serving customersand carriersmore effectively, andraising the bar for what our industryshould expect from us. Acquiring RXOisanaturalnext step in that journey, By bringing together the strengths of both organizations,we areenhancingour ability to deliver eve11 greater value to customersand carriers.I’m excited for whatliesahead as we continue toraisethebar for ourindustry andcreatenew opportunitiesfor growth. Thetransaction isexpected to closein the first half of 2SJ27, subject to customary dosing conditionsandapprovals.Until then, it isbusinessas usual at Robinson and we will continue focusing on seNingour customers and carriers. r:J http://ms.spr.ly/6045aW8J5 C03 6 Like Comment ,:, Repost -1 Send

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The Company’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of the Company or RXO; the effect of the announcement of the proposed transaction on the ability of the Company or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that the Company is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or the Company’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the Merger Agreement or the date of this communication, as a result of changes in the market price of the Company common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which the Company and RXO operate, as well as new product and marketing initiatives by the Company’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from the Company’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in the Company’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly

Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in the Company’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, the Company and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.